Filed by Lexar Media, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Lexar Media, Inc.
Commission File No. of Subject Company: 000-31103
The following form of letter, together with a proxy card, was first sent on May 23, 2006 by Lexar Media, Inc. (“Lexar”) to certain of Lexar’s stockholders regarding the Lexar Special Meeting of Stockholders to be held on June 2, 2006 in connection with the proposed merger with Micron Technology, Inc.
LEXAR MEDIA, INC.
47300 Bayside Parkway
Fremont, California 94538
May 23, 2006
Dear Stockholder:
According to our latest records, we have not yet received your proxy for the important special meeting Lexar Media, Inc. to be held on June 2, 2006. Your Board of Directors unanimously recommends that stockholders vote FOR the proposed merger with Micron Technology, Inc.
You should also be aware that Institutional Shareholder Services (ISS), a leading voting advisory service, recommends that its clients, including hundreds of major institutional investment funds, mutual funds and fiduciaries throughout the country, vote FOR the proposed merger.
Please help your company avoid the expense of further solicitation by voting TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
Thank you for your support.
Very truly yours,
Eric B. Stang
President, Chief Executive Officer and
Chairman of the Board of Directors

TIME IS SHORT, AND YOUR VOTE IMPORTANT!
If you hold your shares through a bank or broker,
you may be able to vote by telephone, or via the Internet. Please follow the easy instructions on the enclosed proxy card.
If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,
INNISFREE M&A INCORPORATED
Toll free from within the United States and Canada: (877) 456-3427
From outside the United States and Canada: +1-412-232-3651
Banks and brokers call collect: (212) 750-5833

Additional Information About the Merger and Where to Find It
Micron Technology, Inc. has filed a registration statement on Form S-4 (Registration No. 333-132757), as amended, containing a definitive proxy statement/prospectus and other relevant materials in connection with the proposed acquisition of Lexar by Micron. On May 4, 2006, the definitive proxy statement/prospectus was mailed to Lexar stockholders of record as of the close of business on April 28, 2006. Investors and security holders of Lexar are urged to read the definitive proxy statement/prospectus and the other relevant materials because they contain important information about Micron, Lexar and the proposed merger. The definitive proxy statement/prospectus and other relevant materials, and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, (208) 368-4465. Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Chief Financial Officer, Michael Scarpelli, (510) 580-8730. Investors and security holders of Lexar are urged to read the definitive proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

LEXAR MEDIA, INC.
Special Meeting of Stockholders — June 2, 2006
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned hereby appoints Eric B. Stang, Michael P. Scarpelli and Eric S. Whitaker, as the Proxyholders, each with full powers of substitution, and hereby authorizes them to represent and to vote, as designated below, all shares of common stock, $0.0001 par value per share, of Lexar Media, Inc. (the “Corporation”) that the undersigned is entitled to vote at the Special Meeting of Stockholders of the Corporation (the “Meeting”) to be held on Friday, June 2, 2006, at 8:00 a.m., local time, at the Fremont Marriott, 46100 Landing Parkway, Fremont, California and at any adjournment thereof.
     This Proxy, when properly executed and returned in a timely manner, will be voted at the Meeting and any adjournment thereof in the manner described herein. If no contrary indication is made, the proxy will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to grant discretionary authority to adjourn the Meeting, if necessary, to solicit additional proxies.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED
ENVELOPE.

SEE RESERVE	CONTINUED AND TO BE SIGNED	SEE REVERSE
SIDE	AND DATED ON REVERSE SIDE	SIDE
Address Change/Comments (Mark the corresponding box on the reverse side)

/*\ FOLD AND DETACH HERE /*\

Lexar’s Board of Directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to grant discretionary authority to adjourn the Meeting, if necessary, to solicit additional proxies.
Mark Here For Address Change or Comments	☐
PLEASE SEE REVERE SIDE

1.	PROPOSAL TO ADOPT THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 8, 2006, BY AND AMONG MICRON TECHNOLOGY, INC., MARCH 2006 MERGER CORP., A WHOLLY OWNED SUBSIDIARY OF MICRON, AND THE CORPORATION.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	PROPOSAL TO GRANT DISCRETIONARY AUTHORITY TO ADJOURN THE MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF ADOPTING THE MERGER AGREEMENT.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Please sign exactly as your name appears on this Proxy. If more than one name appears, all persons so designated should sign. Attorneys, executors, administrators, trustees and guardians should indicate their capacities. If the signer is a corporation, please print full corporate name and indicate capacity of duly authorized officer executing on behalf of the corporation. If the signer is a partnership, please print full partnership name and indicate capacity of duly authorized person executing on behalf of the partnership. Please date this Proxy.

Signature:	Date:

Printed Name:	Address:

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IF YOU ELECT TO VOTE BY MAIL, PLEASE COMPLETE, DATE AND SIGN THIS PROXY CARD AND RETURN IT PRIOR TO THE MEETING IN THE ENCLOSED ENVELOPE.

FOLD AND DETACH HERE
Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week
Internet and telephone voting is available through 11 p.m. Eastern Time the day prior to the Meeting day.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card

Internet		Telephone		Mail

Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot.
	OR	Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.	OR	Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
If you vote by proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.
(Reverse Side)